Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2024 FIRST QUARTER RESULTS

Highlights

•	Revenues of $2,429 million, up 34% compared to the same period last year, a record for a first quarter in the Company’s history;
•	Normalized EBITDA [1] of $377 million, up 39% compared to the same period last year;
•	North American Powersports retail sales grew by 3% compared to the same period last year, once again outperforming the industry driven by market share gains in SSV and PWC;
•

Normalized earnings per share – diluted [1] of $2.38, an increase of $0.72 per share or 43% and diluted earnings per share of $1.92, an increase of $0.46 per share, or 32%, compared to the same period last year; and

•	Reaffirming full year-end guidance of revenues up 9% to 12% compared to Fiscal 2023, and Normalized earnings per share – diluted [1] between $12.25 and $12.75.

Valcourt, Quebec, June 1, 2023 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month period ended April 30, 2023. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“Fiscal 2024 is off to a good start for BRP. We delivered a solid first-quarter performance with record revenue for that period and a 43% increase in Normalized EPS – diluted [1][2]. Once again, we outpaced the North American Powersports industry thanks to sustained consumer demand for our strong and well diversified product portfolio,” said José Boisjoli, President and CEO of BRP.

“We recently celebrated our 10th anniversary as a publicly traded company, and we are proud of our achievements over that period. Our revenues tripled, Normalized EPS – diluted [1] [2] grew eightfold and our Powersports market share almost doubled. Moreover, we created significant value for shareholders with a 368% share price appreciation as of the anniversary date [3], and $2.7 billion in capital distributions through dividends and share repurchases [4].”

“Driven by a regular flow of new product introductions, and with many others in their early stage of growth, the future is very promising for BRP. Over the short term, our focus is on executing and optimizing efficiencies, and we remain on pace to deliver on our financial guidance for this year,” concluded Mr. Boisjoli.

[1]	See “Non-IFRS Measures” section of this press release

[2]	Earnings per share is defined as “EPS”

[3]	Share price increase calculated between Initial Public Offering and May 19, 2023 on the TSX (DOO)

[4]	Calculated between Initial Public Offering and April 30, 2023

Financial Highlights	Three-month periods ended
(in millions of Canadian dollars, except per share data and margin)	April 30, 2023	April 30, 2022

Revenues	$2,429.4	$1,809.3
Gross Profit	623.5	454.4
Gross Profit (%)	25.7%	25.1%
Normalized EBITDA [1]	377.1	272.1
Net income	154.5	121.0
Normalized net income [1]	192.0	137.1
Earnings per share – diluted [2]	1.92	1.46
Normalized earnings per share – diluted [1]	2.38	1.66
Weighted average number of shares – diluted	80,411,463	82,701,016

FISCAL YEAR 2024 UPDATED GUIDANCE & OUTLOOK

The FY24 guidance has been updated as follows:

Financial Metric	FY23	FY24 Guidance [6] vs FY23

Revenues		(vs. Previous Guidance)

Year-Round Products	$4,827.1	Up 16% to 19%

Seasonal Products	3,440.3	Down 2% to Up 1% (previously ‘’Down 4% to Flat”)

Powersports PA&A and OEM Engines	1,276.4	Up 3% to 7%

Marine	489.6	Up 35% to 40% (previously ‘’Up 45% to 50%”)

Total Company Revenues	10,033.4	Up 9% to 12%

Normalized EBITDA [1]	1,706.3	Up 9% to 13%

Effective Tax Rate [1][5]	24.4%	24.5% to 25.5%

Normalized Earnings per Share – Diluted [1] [2]	$12.05	$12.25 to $12.75 (Up 2% to 6%)

Net income	865.4	~$940M to $980M

Other assumptions for FY24 Guidance

• Depreciation Expenses:	~$385M (previously ~$375M)
• Net Financing Costs Adjusted:	~$180M
• Weighted average number of shares – diluted:	~79.8M shares (previously ~80.5M)
• Capital Expenditures:	~$750M to $800M

[1] See “Non-IFRS Measures” section of this press release

[2] Earnings per share is defined as “EPS”

[5] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[6] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2024 guidance.

FIRST QUARTER RESULTS

Strong deliveries, aided by improvements in the supply chain and inflationary environment, allowed the Company to deliver a solid first quarter, outperforming the results of the first quarter of Fiscal 2023. The demand for our products continued to be healthy, as evidenced by the increase of 3% in the Company’s North American retail sales for Powersports Products during the first quarter of Fiscal 2024 compared to the same period last year.

The increase in revenues for the three-month period ended April 30, 2023 compared to the first quarter of Fiscal 2023 is mainly explained by high deliveries of units for the upcoming retail season. During that period, we experienced strong PWC, Sea-Doo pontoon, and SSV retail sales. The supply chain has gradually returned to a more stable level, resulting in production efficiencies and an increase in gross profit margin compared to the same period last year.

Revenues

Revenues increased by $620.1 million, or 34.3%, to $2,429.4 million for the three-month period ended April 30, 2023, compared to $1,809.3 million for the corresponding period ended April 30, 2022. The increase in revenue was primarily due to a higher wholesale volume of SSV, PWC, 3WV as well as a favourable product mix and favourable pricing across all product lines, partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $94.8 million.

•

Year-Round Products [7] (55% of Q1-24 revenues): Revenues from Year-Round Products increased by $398.9 million, or 42.7%, to $1,333.3 million for the three-month period ended April 30, 2023, compared to $934.4 million for the corresponding period ended April 30, 2022. The increase was primarily attributable to a higher volume of SSV and 3WV sold due to additional capacity and due to supply chain issues experienced in the prior year that impacted product availability, as well as favourable pricing and product mix across all product lines, which was partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $63 million.

•

Seasonal Products [7] (28% of Q1-24 revenues): Revenues from Seasonal Products increased by $283.2 million, or 69.3%, to $691.9 million for the three-month period ended April 30, 2023, compared to $408.7 million for the corresponding period ended April 30, 2022. The increase was primarily attributable to a higher volume of PWC sold, driven by strong market demand and due to supply chain issues experienced in the prior year which impacted product availability, as well as increased deliveries of the Sea-Doo pontoon. The increase was also attributable to favourable pricing across all product lines, partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $16 million.

•

Powersports PA&A and OEM Engines [7] (12% of Q1-24 revenues): Revenues from Powersports PA&A and OEM Engines decreased by $58.7 million, or 17.1%, to $284.9 million for the three-month period ended April 30, 2023, compared to $343.6 million for the corresponding period ended April 30, 2022. The decrease in revenues was mainly attributable to a lower volume of sales. The decrease in sales volume was mainly attributable to higher sales of snowmobile PA&A last year driven by late unit deliveries in the season, and lower dealer orders. The decrease includes a favourable foreign exchange rate variation of $11 million.

•

Marine [7] (5% of Q1-24 revenues): Revenues from the Marine segment decreased by $9.9 million, or 7.5%, to $122.3 million for the three-month period ended April 30, 2023, compared to $132.2 million for the corresponding period ended April 30, 2022. The decrease in revenues from the Marine segment was mainly due to a lower volume of boats and PA&A sold as a result of supply chain disruptions and a longer production ramp-up related to the introduction of new products. The decrease was partially offset by a favourable product mix of boats sold, as well as higher pricing and a favourable foreign exchange rate variation of $5 million.

[7] The inter-segment transactions are included in the analysis.

North American Retail Sales

The Company’s North American retail sales for Powersports Products increased by 3% for the three-month period ended April 30, 2023 compared to the three-month period ended April 30, 2022. The increase was mainly driven by an increase in the sales of PWC and SSV.

•

Year-Round Products: retail sales decreased on a percentage basis in the low-single digits compared to the three-month period ended April 30, 2022. In comparison, the Year-Round Products industry recorded a decrease on a percentage basis in the high-single digits over the same period.

•

Seasonal Products: retail sales increased on a percentage basis in the mid-single digits compared to the three-month period ended April 30, 2022, when excluding pontoons. In comparison, the Seasonal Products industry recorded an increase on a percentage basis in the mid-single digits over the same period.

Marine Products retail sales decreased by 39% compared to the three-month period ended April 30, 2022, as a result of lower product availability.

Gross profit

Gross profit increased by $169.1 million, or 37.2%, to $623.5 million for the three-month period ended April 30, 2023, compared to $454.4 million for the corresponding period ended April 30, 2022. Gross profit margin percentage increased by 60 basis points to 25.7% from 25.1% for the three-month period ended April 30, 2022. The increase in gross profit was the result of a favourable volume of SSV, 3WV, and PWC sold along with favourable pricing, a decrease in logistics costs due to more efficiencies in the supply chain, and favourable product mix across product lines. The increase was partially offset by higher materials and labour costs due to inflation, as well as higher sales programs. The increase in gross profit margin percentage was the result of favourable product mix of PWC and 3WV, favourable pricing across all product lines and higher production efficiency coming from an improved supply chain, partially offset by higher sales programs.

Operating expenses

Operating expenses increased by $86.8 million, or 34.1%, to $341.6 million for the three-month period ended April 30, 2023, compared to $254.8 million for the three-month period ended April 30, 2022. The increase in operating expenses was mainly attributable to an increase in R&D expenses to support future growth, higher G&A expenses mainly related to the modernization of the Company’s software infrastructure and higher selling and marketing expenses mainly attributable to continued product investments. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $14 million.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $105.0 million, or 38.6%, to $377.1 million for the three-month period ended April 30, 2023, compared to $272.1 million for the three-month period ended April 30, 2022. The increase was primarily due to higher gross profit partially offset by higher operating expenses, mostly in R&D, and selling and marketing.

Net Income

Net income increased by $33.5 million, or 27.7%, to $154.5 million for the three-month period ended April 30, 2023, compared to the $121.0 million for the three-month period ended April 30, 2022. The increase was primarily due to a higher operating income and lower income tax expense, partially offset by an increase in financing costs and an unfavourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt.

[1] See “Non-IFRS Measures” section of the press release.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $258.8 million for the three-month period ended April 30, 2023 compared to a usage of $333.1 million for the three-month period ended April 30, 2022. The increase was mainly due to an improvement in the changes in working capital and lower income taxes paid.

The Company invested $117.8 million of its liquidity in capital expenditures to add production capacity and modernize the Company’s software infrastructure to support future growth and also returned $63.8 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

Dividend

On May 31, 2023, the Company’s Board of Directors declared a quarterly dividend of $0.18 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 14, 2023 to shareholders of record at the close of business on June 30, 2023.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY24 first quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 53112848), please dial 1 (888) 396-8049 (toll-free in North America). Click here for International numbers.

The Company’s first quarter FY24 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2024, including financial guidance and outlook and where it stands with respect to it, and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to , statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, including its ability to gain additional market share, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected sustained demand for the Company’s products and services and sustainable growth, research and product development activities, including the expectation of regular flow of new product introductions, their projected design, characteristics, capacity or performance, expected scheduled entry to market and the anticipated impact of such product introductions, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the Company’s new ERP; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including the following: reasonable industry growth ranging from slightly down to slightly up, that is based on the assumption that supply chain disruptions continue to improve; market share will remain constant or moderately increase; stable global and North American economic conditions, a limited impact from the military conflict between Russia and Ukraine and the COVID-19 pandemic; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins, will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed herein, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results.
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2023	April 30, 2022

Net income	$154.5	$121.0

Normalized elements

Foreign exchange loss on long-term debt and lease liabilities	43.8	16.1
Gain on NCIB [2]	—	(1.8)
Costs related to business combinations [3]	4.9	1.1
Other elements	0.2	1.3
Income tax adjustment [1] [4]	(11.4)	(0.6)
Normalized net income [1]	192.0	137.1
Normalized income tax expense [1]	52.6	49.3
Financing costs adjusted [1]	44.1	16.5
Financing income adjusted [1]	(1.5)	(1.0)
Depreciation expense adjusted [1]	89.9	70.2
Normalized EBITDA [1]	$377.1	$272.1

[1]	See “Non-IFRS Measures” section.

[2]	Normal Course Issuer Bid

[3]	Transaction costs and depreciation of intangible assets related to business combinations.

[4]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

	Three-month periods ended
(in millions of Canadian dollars, except per share data)	April 30, 2023	April 30, 2022
Depreciation expense reconciliation
Depreciation expense	$92.4	$71.3
Depreciation of intangible assets related to business combinations	2.5	1.1
Depreciation expense adjusted	$89.9	$70.2

Income tax expense reconciliation
Income tax expense	$41.2	$48.7
Income tax adjustment [2]	(11.4)	(0.6)
Normalized income tax expense [1]	$52.6	$49.3

Financing costs reconciliation
Financing costs	$44.3	$16.5
Transaction costs on long-term debt	0.2	—
Financing costs adjusted	$44.1	$16.5

Financing income reconciliation
Financing income	$(1.5)	$(2.8)
Gain on NCIB [3]	—	(1.8)
Financing income adjusted	$(1.5)	$(1.0)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$192.0	$137.1
Non-controlling interests	0.3	0.1
Weighted average number of shares - basic	78,856,822	81,075,819
Normalized EPS - basic [1]	$2.43	$1.69

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$192.0	$137.1
Non-controlling interests	0.3	0.1
Weighted average number of shares - diluted	80,411,463	82,701,016
Normalized EPS - diluted [1]	$2.38	$1.66

[1] See “Non-IFRS Measures” section.

[2] Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized.

[3] Normal Course Issuer Bid

For media enquiries:	For investor relations:

Mélanie Montplaisir	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com